UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 10.1, 10.2 and 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On December 16, 2022, Midatech Pharma PLC (the “Company”) and a certain institutional investor (the “Investor”) entered into a first amendment (the “Purchase Agreement Amendment”) to the securities purchase agreement (the “Purchase Agreement”), dated as of December 13, 2022, by and between the Company and the Investor. Pursuant to the Purchase Agreement Amendment, the Company and the Investor agreed (i) to increase the exercise price of the Series A warrants and Series B warrants that are expected to be issued to the Investor at the second closing provided for therein (the “Second Closing”) to $1.10; (ii) to change the purchase price of the Company’s American Depositary Shares expected to be issued to the Investor at the Second Closing to the lesser of (x) $1.00 or (y) 20-Day VWAP (as defined in the Purchase Agreement Amendment) minus 10.0%; (iii) that the Company may terminate the Purchase Agreement and the Registration Rights Agreement, dated as of December 13, 2022, by and between the Company and the Investor, if the 20-Day WVAP on the proposed date of the Second Closing is less than $1.00; and (iv) that the Investor shall not execute any short sales of the Company’s securities prior to the occurrence of the Second Closing.

In addition, on December 18, 2022, the Company and Bioasis Technologies Inc. (“Bioasis”) entered into a first amendment (the “Arrangement Agreement Amendment”) to the arrangement agreement (the “Arrangement Agreement”), dated as of December 13, 2022, by and between the Company and Bioasis. Pursuant to the Arrangement Agreement Amendment, the Company and Bioasis agreed that (i) the loan to Bioasis shall now be made in three tranches of $250,000 payable on each of December 19, 2022, January 3, 2023 and February 6, 2023 as opposed to one payment of the loan in full; and (ii) provide the Company the sole discretion to seek shareholder consent to the proposed cancellation of the Company’s ordinary shares to trading on AIM, a market of the London Stock Exchange.

The foregoing descriptions of the Purchase Agreement Amendment and Arrangement Agreement Amendment are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement Amendment and the Arrangement Agreement Amendment, which are filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

On December 19, 2022, the Company issued a press release announcing the closing of its previously announced registered direct offering and the amendments to the Purchase Agreement and Arrangement Agreement. A copy of such press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2022, and incorporated by reference herein, is:

Exhibit No.	Description

10.1	Form of First Amendment to Securities Purchase Agreement, dated as of December 16, 2022, by and between Midatech Pharma PLC and the investor identified on the signature pages thereto.
10.2	First Amendment to Arrangement Agreement, dated as of December 18, 2022, by and between Midatech Pharma PLC and Bioasis Technologies Inc.
99.1	Press Release, dated December 19, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: December 19, 2022	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer